

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via Email
Ms. Sharon Ryan
Acting General Counsel
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

   Re: International Paper Company
     Form 10-K for Fiscal Year Ended
     December 31, 2010
     Filed February 25, 2011
     File No. 001-03157

Dear Ms. Ryan:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ James Lopez (for)

       John Reynolds
       Assistant Director